Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

December 2, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 2, 2025, The Nasdaq Stock Market (the "Exchange") received from Hyperliquid Strategies Inc (the "Registrant") a copy of the Registrant's application on Form 8-A/A 12(b) for the registration of the following security:

Common stock, par value $0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

Sincerely,

